03031726

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities, Inc.	0000946812
Exact Name of Registrant As Specified In Charter	Registrant CIK Number
Form 8-K dated September 17, 2003	No. 333-91334
Electronic Report, Schedule or Registration Statement of which the documents are a part (give period of report)	SEC File Number, if available

Name of Person Filing the Document (If Other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 17, 2003.

BEAR STEARNS ASSET BACKED SECURITIES, INC.
(Registrant)

By: ______________________________
Name: Jonathan Lieberman
Title: Senior Managing Director

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20__, that the information set forth in this statement is true and complete.

By:______________________
Name:
Title:

New Issue Computational Materials

$295,225,914 *(Approximate)*

Bear Stearns Asset Backed Securities Trust 2003-ABF1
Issuer

Bear Stearns Asset-Backed Securities, Inc.
Depositor

EMC Mortgage Corporation
Seller and Master Servicer

Financial Security Assurance, Inc.
Class A Certificate Insurer

Radian Asset Assurance
Class M Certificate Insurer

Mortgage Pass-Through Certificates,
Series 2003-ABF1

All loan data is based upon Statistical Information

September 8, 2003

DALLAS • DC • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

383 Madison Avenue
New York, New York 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, seller or servicer, and although it may be based on data supplied to it by an issuer, seller or servicer, none of the issuer, seller or servicer makes any representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear, Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$[295,225,914] (Approximate)

Characteristics of the Offered Certificates [(a), (b), (c), (d)]

Offered Certificates	Original Principal Balance*	Coupon (e)	Avg Life (years)	Duration	Principal Lockout (months)	Principal Window (months)	Expected Final Maturity Date	Final Scheduled Maturity Date (f)(g)	Ratings (Moody's/S&P/ Fitch)
Class A	$[249,466,000]	1M LIBOR Floater	[2.93]	[2.80]	None	[103]	[4/25/2012]	[2/25/34]	Aaa/AAA/ AAA
Class M	$[45,759,914]	1M LIBOR Floater	[5.73]	[5.24]	[36]	[67]	[4/25/2012]	[2/25/34]	NR/AA/AA
Class A-IO	(h)	Fixed	n/a	[1.11]	n/a	n/a	[3/25/06]	[3/25/06]	Aaa/AAA/ AAA

* Balances subject to a 10% variance.

Notes:

(a) Prepayment Assumption: 4% CPR in month 1, plus an additional 1.73% per annum in each month thereafter until month 12; on and after month 12, 23% CPR;

(b) Transaction priced to 10% clean-up call;

(c) 100% P&I guaranty on the Class A certificates by the Class A Certificate Insurer (FSA).

(d) 100% P&I guaranty on the Class M certificates by the Class M Certificate Insurer (Radian);

(e) On any payment date, the coupon on the Class A certificates will be equal to the least of (i) LIBOR plus [___]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus 2x such margin, (ii) a net WAC cap rate equal to (a) the weighted average net mortgage interest rate of the mortgage loans *minus* (b) on or prior to the payment date in [March 2006], an adjustment for the interest payable on the Class A-IO certificates, *minus* c) the servicing, trustee and surety fees, and (iii) [11.00]% per annum

On any payment date, the coupon on the Class M certificates will be equal to the least of (i) LIBOR plus [___]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus 1.5x such margin, (ii) a net WAC cap rate equal to (a) the weighted average net mortgage interest rate of the mortgage loans *minus* (b) on or prior to the payment date in [March 2006], an adjustment for the interest payable on the Class A-IO certificates, *minus* c) the servicing, trustee and surety fees, and (iii) [11.00]% per annum

(f) For the Class A and Class M certificates, it was assumed that the final scheduled maturity date would be the distribution date in the [sixth] month following the maturity date of the mortgage loan with the latest maturity date;

(g) Due to losses and prepayments on the mortgage loans, the actual final maturity date for each class of certificates may occur substantially earlier than the dates listed above.

(h) The Class A-IO certificates pay interest only based on a fixed coupon of [4.00]% on a notional balance for the [October 2003] through [March 2006] distribution dates (30 months). The Class A-IO certificates will only be entitled to interest on these distribution dates. The Class A-IO certificates do not have a principal balance. The notional balance will initially equal $[78,726,900] and will decrease according to a schedule as described in these computational materials.

Summary of Terms

Issuer:	Bear Stearns Asset Backed Securities Trust 2003-ABF1
Title of Securities:	Mortgage Pass-Through Certificates, Series 2003-ABF1.
Seller and Master Servicer:	EMC Mortgage Corporation, a Delaware corporation, will be the seller and Master Servicer of the mortgage loans.
Originators:	American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc., which are affiliates of American Business Financial Services, originated or purchased the mortgage loans.
Depositor:	Bear Stearns Asset Backed Securities, Inc.
Class A Certificate Insurer:	Financial Security Assurance, Inc. ("FSA" or the "Class A Certificate Insurer). FSA's claims-paying ability is rated "AAA" by Standard & Poor's Rating Services, Moody's Investor Services and Fitch, Inc.
Class A Certificate Insurance Policy:	The Class A Certificate Insurance Policy will provide 100% coverage of timely interest and ultimate principal payments due on the Class A Certificates only.
Class M Certificate Insurer:	Radian Asset Assurance ("Radian" or the "Class M Certificate Insurer"). Radian's claims-paying ability is rated "AA" by Standard & Poor's Rating Services and Fitch, Inc.
Class M Certificate Insurance Policy:	The Class M Certificate Insurance Policy will provide 100% coverage of timely interest and ultimate principal payments due on the Class M Certificates only.
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	LaSalle Bank National Association
Custodian:	JPMorgan Chase Bank
Yield Maintenance Provider	Bear Stearns Financial Products Inc., a bankruptcy remote derivatives product company based in New York, New York, will be the yield maintenance provider under the yield maintenance agreements to be entered into for the benefit of the holders of the Class A and Class M certificates.
Statistical Calculation Date:	July 31, 2003 with respect to approximately $21,005,802.43 and August 26, 2003 with respect to approximately $274,220,111.60.
Cut-Off Date:	The close of business on September [2], 2003
Closing Date:	On or about September [30], 2003

The Certificates: Approximately $[295,225,914] Mortgage Pass-Through Certificates, Series 2003-ABF1, are being offered. The offered certificates will consist of the Class A certificates, Class M certificates and Class A-IO certificates (collectively, the "Certificates"). The Certificates will be issued pursuant to a pooling and servicing to be dated as of September [2], 2003, by and among the Depositor, the Master Servicer and the Trustee.

Offering: The Certificates will be issued publicly from the Depositor's shelf registration.

Distribution Date: The 25th day of each month (or the next succeeding business day), commencing in October 2003.

Form of Offered Certificates: Book-entry form, same day funds through DTC, Clearstream or Euroclear..

Denominations: Minimum denominations of $[1,000] and multiples of $1,000 thereafter.

Mortgage Loan Pool: The statistical information presented in these computational materials is based on the pool of mortgage loans existing as of the statistical calculation date. The aggregate outstanding principal balance of the mortgage loans as of the statistical calculation date is approximately $[295,225,914] and will consist of residential home equity loans.

Interest Rate Cap: On any payment date, the coupon on the Class A certificates will be equal to the lesser of (i) LIBOR plus [___]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus 2x such margin), (ii) a net WAC cap rate equal to (a) the weighted average net mortgage interest rate of the mortgage loans *minus* (b) on or prior to the payment date in [March 2006], an adjustment for the interest payable on the Class A-IO certificates, *minus* c) the servicing, trustee and surety fees, and (iii) [11.00]% per annum.

On any payment date, the coupon on the Class M certificates will be equal to the lesser of (i) LIBOR plus [___]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus 1.5x such margin), (ii) a net WAC cap rate equal to (a) the weighted average net mortgage interest rate of the mortgage loans *minus* (b) on or prior to the payment date in [March 2006], an adjustment for the interest payable on the Class A-IO certificates, *minus* c) the servicing, trustee and surety fees, and (iii) [11.00]% per annum.

Yield Maintenance Agreements

The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to [two] yield maintenance agreements purchased with respect to each class of offered certificates, which is intended to partially mitigate the interest rate risk that could result from the difference between the uncapped formula rate on the related Certificates and the net WAC cap rate (the "Yield Maintenance Agreements").

On each Distribution Date, payments under the Yield Maintenance Agreement will be made in an amount equal to the lesser of (a) the Certificate Principal Balance of the related class of certificates as of such Distribution Date and (b) the related notional amount schedule based on an amortization schedule applying [75]% of the Prepayment Assumption through [April 2012] (assuming no losses or delinquencies), and zero thereafter. It is anticipated that the Yield Maintenance will include the following terms:

Notional Balance	Strike Rate	Months
Class A at [75]% of Prepayment Speed for Pricing	7.25%	1 – 30
	8.40%	31 – 103
Class M at [75]% of Prepayment Speed for Pricing	6.15%	1 – 30
	7.45%	31 – 103

Priority of Payments:

On each distribution date, principal collections, interest collections and prepayment penalties will be allocated in the following order of priority:

(1) To pay the Master Servicer the master servicing fee, to the extent such fee was not retained by the Master Servicer from collections;
(2) To pay the Prepayment Penalty Amount, if any, to the Class P certificates;
(3) To pay the Trustee the trustee fee;
(4) To pay to the Certificate Insurer for the Class A certificates, the premium for its policy;
(5) To pay accrued and unpaid interest due on the Class A-IO and Class A Certificates, *pro rata*;
(6) To pay to the Certificate Insurer for the Class M certificates, the premium for its policy;
(7) To pay accrued and unpaid interest due on the Class M Certificates;
(8) To pay on the first six distribution dates to the holders of the non-offered subordinate Certificates any excess spread for each such distribution date.
(9) To pay the Certificate Insurer for the Class A Certificates any reimbursement amount then due and owing to it;
(10) To pay the Class A Principal Distribution Amount to the Class A certificates (which shall include the amount necessary to reduce the balance of the Class A certificates to the extent necessary to reach the required level of overcollateralization);
(11) To pay the Certificate Insurer for the Class M Certificates any reimbursement amount then due and owing to it;
(12) To pay the Class M Principal Distribution Amount to the Class M certificates (which shall include the amount necessary to reduce the balance of the Class M certificates to the extent necessary to reach the required level of overcollateralization);
(13) To pay any interest carryforward amount arising from the Net WAC Cap to the Class A certificates and the Class M certificates, in that order;
(14) To pay the Master Servicer any unreimbursed advances; and
(15) To pay the Trustee any outstanding expenses and indemnity amounts due to it and not otherwise paid or reimbursed;
(16) Any remaining amounts to the holders of the non-offered subordinate Certificates.

The Prepayment Penalty Amount with respect to any distribution date will be equal to the aggregate amount of prepayment penalties collected during the immediately preceding collection period.

Prior to the Stepdown Date (i.e., for the first [36] periods), [or if a trigger is in effect], payments of principal to the Certificates will be paid sequentially to Class A and Class M Certificates in each case until the outstanding certificate balance of that class has been reduced to $0.

After the Stepdown Date, in [October 2006], [and as long as a trigger is not in effect] principal will be paid concurrently to the Class A and Class M certificates each based on their pro-rata share.

Stepdown Date:

The Stepdown Date means the earlier to occur of (i) the distribution date on which the principal balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of:

- the 36th distribution date
- the first distribution date on which the Current Pool Principal Balance (after giving effect to distributions on that distribution date) has been reduced to less that 50.0% of the Initial Pool Principal Balance.

Credit Enhancement:

Credit Enhancement with respect to the Certificates will be provided by (1) the Excess Spread, (2) Overcollateralization, (3) Subordination, and (4) For the Class A Certificates the FSA Insurance Policy and for the Class M Certificates the Radian Insurance Policy.

Excess Spread: Because the mortgagors are expected to pay more interest on the home loans than is necessary to pay interest on the Certificates, along with fees and expenses of the trust each month, there may be excess interest. Excess spread will be available to build OC starting on the April 2004 distribution date (i.e., 6-month spread holiday).

Overcollateralization: On the Closing Date, the initial overcollateralization amount will be equal to [0]% of the aggregate cut-off date pool balance. Commencing with the [April 2004] Payment Date, excess spread will be applied, to the extent not needed to cover current period losses, to make accelerated payments of principal to the securities then entitled to receive payments of principal, until the aggregate pool balance exceeds the aggregate certificate balance by a specified amount. This excess represents overcollateralization. Prior to the Stepdown Date, the "Required Overcollateralization Amount" will be equal to [4.50]% of the aggregate cut-off date pool balance. On or after the Stepdown Date, the Required Overcollateralization Amount will be permitted, subject to certain performance triggers being satisfied, to decrease to [9.00]% of aggregate pool balance of the Home Loans, subject to a floor of 0.50% of the aggregate cut-off date pool balance.

FSA and Radian Insurance Policies: FSA will guarantee for the Class A Certificates and Radian will guarantee for the Class M Certificates the following: (a) interest on the Certificates at the certificate rate, (b) the amount of any losses not covered by excess spread or Overcollateralization, and (c) the payment of principal on the Certificates by no later than the [February 2034] Payment Date.

Subordination Summary:

Prior to the Stepdown Date:

Offered Certificates	**Initial Expected Subordination Target** [(a)]	**Initial Overcollateralization Target**[(b)]
Class A Certificates	[15.50]%	[4.50]%
Class M Certificates	[0.00]%	[4.50]%

(a) Represents the expected amount of subordination for each class of Certificates as of the Closing Date.
(b) The overcollateralization amount will equal [0.00]% as of the Closing Date.

On or after the Stepdown Date:

Offered Certificates	**Expected Subordination Target** [(a)]	**Overcollateralization Target**[(b)]
Class A Certificates	[31.00]%	[9.00]%
Class M Certificates	[0.00]%	[9.00]%

(a) Represents the expected amount of subordination for each class of Certificates after the Stepdown Date.
(b) On or after the Stepdown Date, the target overcollateralization amount is allowed to step down to the targeted percentage of the then current collateral amount, subject to a floor of [0.50%] of the initial pool principal balance.

ERISA Eligibility: The Certificates may be purchased by employee benefit plans that are subject to ERISA.

SMMEA Treatment: The Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

Tax Status: REMIC under the Internal Revenue Code.

Class A-IO Scheduled Notional Balance:

The notional balance of the Class A-IO notes will be the lesser of the amount listed below and the aggregate principal balance of the mortgage loans.

Distribution Date	Class A-IO Scheduled Notional Balance	Distribution Date	Class A-IO Scheduled Notional Balance
October 2003	$78,726,900	February 2005	$62,325,400
November 2003	$78,726,900	March 2005	$62,325,400
December 2003	$78,726,900	April 2005	$61,013,300
January 2004	$78,070,900	May 2005	$61,013,300
February 2004	$78,070,900	June 2005	$61,013,300
March 2004	$78,070,900	July 2005	$60,029,200
April 2004	$74,790,600	August 2005	$60,029,200
May 2004	$74,790,600	September 2005	$60,029,200
June 2004	$74,790,600	October 2005	$48,548,200
July 2004	$71,510,300	November 2005	$48,548,200
August 2004	$71,510,300	December 2005	$48,548,200
September 2004	$71,510,300	January 2006	$38,707,400
October 2004	$65,605,700	February 2006	$38,707,400
November 2004	$65,605,700	March 2006	$38,707,400
December 2004	$65,605,700	April 2006 and thereafter	$0
January 2005	$62,325,400		

Senior Enhancement Percentage:

Means, with respect to any distribution date, the percentage obtained by dividing (x) the sum of (i) the principal balance of the Class M certificates and (ii) the overcollateralization amount (in each case after taking into account the distributions on such distribution date), by (y) the Current Pool Principal Balance for that distribution date.

Delinquency Trigger Event:

Means, with respect to any distribution date, the event that occurs when the three-month rolling average of the mortgage loans that are 60+ days delinquent exceeds [45]% of the Senior Enhancement Percentage. Mortgage loans 60+ days delinquent for the three preceding Due Periods include the sum of all mortgage loans that are (i) 60+ days delinquent, (ii) in foreclosure, (iii) REO Property and (iv) in bankruptcy and are 60+ days delinquent.

Cumulative Loss Trigger Event:

Means, with respect to any distribution date, the event that occurs if the percentage obtained by dividing (x) the aggregate amount of Liquidated Loan Losses incurred from the initial Cut-Off Date through the last day of the related Due Period by (y) the Initial Pool Principal Balance exceeds the following percentages with respect to such distribution date:

Distribution Date	Loss Percentage
[January 2006-December 2006]	[2.75]% for the first month, plus an additional 1/12 of [1.75]% for each month thereafter
[January 2007-December 2007]	[4.50]% for the first month, plus an additional 1/12 of [1.50]% for each month thereafter
[January 2008-December 2008]	[6.00]% for the first month, plus an additional 1/12 of [1.00]% for each month thereafter
[January 2009-December 2009]	[7.00]% for the first month, plus an additional 1/12 of 0.25% for each month thereafter
[January 2010] and thereafter	[7.25]%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

COLLATERAL SUMMARY

Home Equity Loans

Statistical Calculation Date	7/31/2003 and 8/26/03
Total Outstanding Balance:	$295,225,914.03
Number of Mortgage Loans:	3,421
Average Remaining Balance:	$86,298.13 (range: $1,142.91 - $524,050.72)
WA Loan Rate:	9.596% (range: 6.250% - 14.200%)
Original Weighted Average Term:	268 months
Remaining Weighted Average Term:	266 months
Lien Position:	87.74% first, 12.26% second.
WA Current CLTV Ratio:	82.61% (range: 5.62% - 179.94%)
WA Junior Ratio:	27.60%
WA DTI Ratio:	40.88%
WA FICO Score:	587
Documentation:	91.38% full documentation, 3.73% no documentation, 2.84% NIV, 2.05% limited documentation.
Loan Purpose:	93.41% cash out, 4.87% rate/term refinance, 1.72% purchase.
Property Type:	79.05% single family, 8.16% two family, 5.51% planned unit development, 4.94% condominium, 2.27% townhouse, 0.07% manufactured housing.
Owner Occupancy:	96.19% owner occupied, 3.17% non-owner occupied, 0.64% second home.
Geographic Distribution: **(all states >= 5.00%)**	NY (15.34%), NJ (14.80%), FL (8.70%), PA (8.18%), MA (7.46%), IL (7.24%).

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Set forth below is a description of certain characteristics of the Mortgage Loans as of the Statistical Calculation Date. All percentages are approximate percentages by aggregate principal balance as of the Statistical Calculation Date (except as indicated otherwise).

Distribution by Property Type

Property Type	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Single Family	2,746	$ 233,369,268.71	79.05%
Two Family	205	24,093,977.66	8.16%
PUD	170	16,274,027.61	5.51%
Condo	176	14,574,655.58	4.94%
Townhouse	123	6,714,586.39	2.27%
Manufactured Housing	1	199,398.08	0.07%
Total	**3,421**	**$295,225,914.03**	**100.00%**

Distribution by Occupancy Status

Occupancy Status (as indicated by Borrower)	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Owner Occupied	3,273	$ 283,988,089.69	96.19%
Non-Owner Occupied	126	9,360,381.42	3.17%
Second Home	22	1,877,442.92	0.64%
Total	**3,421**	**$295,225,914.03**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution of Current Principal Balances

Range of Current Principal Balances ($)			Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
$0.01	to	$50,000.00	1,370	$ 41,732,523.83	14.14%
$50,000.01	to	$100,000.00	996	71,953,066.92	24.37%
$100,000.01	to	$150,000.00	523	64,045,755.51	21.69%
$150,000.01	to	$200,000.00	267	46,126,142.56	15.62%
$200,000.01	to	$250,000.00	121	26,894,119.35	9.11%
$250,000.01	to	$300,000.00	74	20,210,958.33	6.85%
$300,000.01	to	$350,000.00	49	15,793,507.40	5.35%
$350,000.01	to	$400,000.00	15	5,754,220.44	1.95%
$400,000.01	to	$450,000.00	3	1,256,368.00	0.43%
$450,000.01	to	$500,000.00	2	935,200.97	0.32%
$500,000.01	to	$550,000.00	1	524,050.72	0.18%
		Total	**3,421**	**$295,225,914.03**	**100.00%**

The average principal balance of the Mortgage Loans as of the Statistical Calculation Date is approximately $86,298.13.

Distribution of Original Principal Balances

Range of Original Principal Balances ($)			Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
$0.01	to	$50,000.00	1,367	$ 41,583,374.86	14.09%
$50,000.01	to	$100,000.00	997	71,902,463.68	24.36%
$100,000.01	to	$150,000.00	522	63,796,646.51	21.61%
$150,000.01	to	$200,000.00	269	46,375,117.80	15.71%
$200,000.01	to	$250,000.00	121	26,844,043.50	9.09%
$250,000.01	to	$300,000.00	74	20,162,316.10	6.83%
$300,000.01	to	$350,000.00	50	16,092,111.45	5.45%
$350,000.01	to	$400,000.00	15	5,754,220.44	1.95%
$400,000.01	to	$450,000.00	3	1,256,368.00	0.43%
$450,000.01	to	$500,000.00	2	935,200.97	0.32%
$500,000.01	to	$550,000.00	1	524,050.72	0.18%
		Total	**3,421**	**$295,225,914.03**	**100.00%**

The average original balance of the Mortgage Loans as of the Statistical Calculation Date is approximately $86,493.49.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Current Combined Loan-to-Value Ratios

Range of Current Combined Loan-to-Value Ratios (%)				Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0.001%	to	40.000%		197	$ 9,623,620.49	3.26%
40.001%	to	50.000%		125	8,557,390.93	2.90%
50.001%	to	60.000%		149	12,991,385.78	4.40%
60.001%	to	70.000%		343	27,411,907.55	9.29%
70.001%	to	80.000%		768	76,177,192.66	25.80%
80.001%	to	90.000%		1,355	133,082,447.03	45.08%
90.001%	to	100.000%		355	11,880,544.24	4.02%
100.001%	to	110.000%		1	99,355.20	0.03%
110.001%	to	120.000%		1	348,730.33	0.12%
130.001%	to	140.000%		2	202,615.58	0.07%
140.001%	to	150.000%		6	604,999.36	0.20%
150.001%	and	greater		119	14,245,724.88	4.83%
			Total	**3,421**	**$295,225,914.03**	**100.00%**

The minimum and maximum current combined loan-to-value ratios of the Mortgage Loans as of the Statistical Calculation Date are approximately 5.62% and 179.94%, respectively, and the weighted average current combined loan-to-value ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 82.61%.

Distribution by Geographical Distributions

Location		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
New York		363	$ 45,300,571.54	15.34%
New Jersey		446	43,691,805.52	14.80%
Florida		319	25,676,383.37	8.70%
Pennsylvania		366	24,141,309.87	8.18%
Massachusetts		181	22,037,590.81	7.46%
Illinois		249	21,364,879.63	7.24%
Ohio		221	12,518,472.05	4.24%
Michigan		176	11,959,908.64	4.05%
Connecticut		90	9,618,215.32	3.26%
North Carolina		133	9,542,659.28	3.23%
Virginia		93	7,540,912.66	2.55%
Maryland		76	7,135,358.24	2.42%
Georgia		73	6,318,537.86	2.14%
Indiana		105	6,040,155.40	2.05%
Other		530	42,339,153.84	14.34%
	Total	**3,421**	**$295,225,914.03**	**100.00%**

Number of States Represented: 33

The reference to "Other" in the preceding table includes states with under 2.00% individual concentrations of the Mortgage Loans.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Junior Ratios(1)(2)(3)

Range of Junior Ratios (%)				Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
.001%	to	10.000%		69	$ 1,016,401.22	2.81%
10.001%	to	20.000%		506	14,708,887.93	40.65%
20.001%	to	30.000%		284	11,318,989.39	31.28%
30.001%	to	40.000%		98	4,495,702.03	12.42%
40.001%	to	50.000%		25	1,071,414.16	2.96%
50.001%	to	60.000%		20	1,169,418.99	3.23%
60.001%	to	70.000%		6	307,036.96	0.85%
70.001%	to	80.000%		7	518,375.05	1.43%
80.001%	to	90.000%		7	1,031,460.01	2.85%
90.001%	to	100.000%		4	546,575.73	1.51%
			Total	**1,026**	**$36,184,261.47**	**100.00%**

(1) The junior ratio of a Mortgage Loan is the ratio (expressed as a percentage) of the outstanding balance of such mortgage loan to the sum of such outstanding balance and the outstanding balance of any senior mortgage computed as of the date such mortgage loan is underwritten.

(2) The weighted average junior ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 27.60%.

(3) Includes only the Mortgage Loans secured by second liens.

Distribution of Gross Interest Rates

Range of Gross Interest Rates (%)				Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
6.001%	to	7.000%		69	$ 10,938,377.46	3.71%
7.001%	to	8.000%		323	47,763,277.69	16.18%
8.001%	to	9.000%		593	69,915,112.01	23.68%
9.001%	to	10.000%		633	62,727,688.31	21.25%
10.001%	to	11.000%		678	49,331,220.91	16.71%
11.001%	to	12.000%		582	33,915,891.55	11.49%
12.001%	to	13.000%		460	17,836,976.40	6.04%
13.001%	to	14.000%		81	2,728,934.04	0.92%
14.001%	to	15.000%		2	68,435.66	0.02%
			Total	**3,421**	**$295,225,914.03**	**100.00%**

The weighted average loan rate of the Mortgage Loans as of the Statistical Calculation Date is approximately 9.596%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution of Remaining Term to Maturity

Range of Remaining Term (in months)		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0 to 60		14	$ 622,924.64	0.21%
61 to 120		94	4,051,709.89	1.37%
121 to 180		1,442	95,711,976.30	32.42%
181 to 240		803	65,885,857.79	22.32%
241 to 300		114	14,359,220.64	4.86%
301 to 360		954	114,594,224.77	38.82%
	Total	**3,421**	**$295,225,914.03**	**100.00%**

The weighted average remaining term to scheduled maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 266 months.

Distribution of Original Term to Maturity

Range of Original Term (in months)		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0 to 60		14	$ 622,924.64	0.21%
61 to 120		94	4,051,709.89	1.37%
121 to 180		1,442	95,711,976.30	32.42%
181 to 240		803	65,885,857.79	22.32%
241 to 300		114	14,359,220.64	4.86%
301 to 360		954	114,594,224.77	38.82%
	Total	**3,421**	**$295,225,914.03**	**100.00%**

The weighted average original term to scheduled maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 268 months.

Distribution by Origination Year

Origination Year		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
2003		3,421	$ 295,225,914.03	100.00%
	Total	**3,421**	**$295,225,914.03**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Lien Status

Lien Status		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
First		2,395	$ 259,041,652.56	87.74%
Second		1,026	36,184,261.47	12.26%
	Total	3,421	$295,225,914.03	100.00%

Distribution by Debt-to-Income Ratios

Range of Debt-to-Income Ratios (%)		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0.01% to 5.00%		2	$ 185,633.79	0.06%
5.01% to 10.00%		19	1,563,429.19	0.53%
10.01% to 15.00%		38	2,066,170.77	0.70%
15.01% to 20.00%		95	6,567,832.26	2.22%
20.01% to 25.00%		193	13,015,330.45	4.41%
25.01% to 30.00%		315	22,230,911.31	7.53%
30.01% to 35.00%		433	35,590,198.31	12.06%
35.01% to 40.00%		465	40,691,445.23	13.78%
40.01% to 45.00%		585	50,455,928.27	17.09%
45.01% to 50.00%		808	74,622,517.60	25.28%
50.01% and greater		468	48,236,516.85	16.34%
	Total	3,421	$295,225,914.03	100.00%

The weighted average debt-to-income ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 40.88%.

Distribution by Documentation Type

Documentation		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Full Documentation		3,201	$ 269,784,397.33	91.38%
No Documentation		84	11,011,937.85	3.73%
NIV		79	8,376,817.75	2.84%
Limited Documentation		57	6,052,761.10	2.05%
	Total	3,421	$295,225,914.03	100.00%

Distribution by Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Cash Out	3,245	$ 275,765,941.70	93.41%
Rate/Term Refinance	130	14,386,094.39	4.87%
Purchase	46	5,073,877.94	1.72%
Total	**3,421**	**$295,225,914.03**	**100.00%**

Distribution by Credit Scores as of the Date of Origination of the Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
460 to 479	1	$ 146,805.12	0.05%
480 to 499	23	1,651,598.31	0.56%
500 to 519	288	30,044,139.80	10.18%
520 to 539	374	36,196,879.08	12.26%
540 to 559	381	36,090,875.78	12.22%
560 to 579	346	31,879,130.48	10.80%
580 to 599	426	37,995,997.70	12.87%
600 to 619	442	36,749,857.23	12.45%
620 to 639	424	33,424,101.21	11.32%
640 to 659	318	22,519,430.04	7.63%
660 to 679	205	15,548,124.85	5.27%
680 to 699	89	6,122,110.27	2.07%
700 to 719	46	3,641,984.37	1.23%
720 to 739	22	1,147,450.88	0.39%
740 to 759	15	866,910.37	0.29%
760 to 779	5	276,274.86	0.09%
780 to 799	7	322,706.18	0.11%
800 to 819	1	25,983.10	0.01%
Not Available	8	575,554.40	0.19%
Total	**3,421**	**$295,225,914.03**	**100.00%**

Of the Mortgage Loans with available credit scores, the weighted average credit score of the Mortgage Loans as of the Statistical Calculation Date is approximately 587.

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Fully Amortizing	1,889	$ 170,462,924.43	57.74%
Balloon Loans	1,532	124,762,989.60	42.26%
Total	**3,421**	**$295,225,914.03**	**100.00%**

Home Equity/Business

Type	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Home Equity	3,421	$ 295,225,914.03	100.00%
Total	**3,421**	**$295,225,914.03**	**100.00%**

Distribution by Prepayment Penalties

Prepayment Penalty	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
5% 3Years	1,684	$ 132,904,355.45	45.02%
5% 1Year	394	51,684,865.23	17.51%
No Prepayment Penalty	657	46,852,236.49	15.87%
3 years: 80 % of Cbal * 6 Months Int	198	18,955,180.42	6.42%
1% 3Years	185	14,233,419.13	4.82%
2% 3Years	131	10,123,849.02	3.43%
$900 for the first 9 months	38	6,472,163.45	2.19%
1 years: 80 % of Cbal * 6 Months Int	39	4,574,509.71	1.55%
1% 2Years	31	3,855,829.95	1.31%
5% 2Years	12	1,850,973.89	0.63%
3%,2%,1%	35	1,654,236.84	0.56%
1% 1Year	4	677,626.89	0.23%
3 years: 2mths int	6	639,889.44	0.22%
2 years: 80 % of Cbal * 6 Months Int	2	367,311.50	0.12%
3 years: 80 % of Obal * 6 Months Int	3	254,588.12	0.09%
3% 3Years	2	124,878.50	0.04%
Total	**3,421**	**$295,225,914.03**	**100.00%**

SENSITIVITY TABLES
(to call)

Class A (to call)

% of Pricing Prepayment Assumption	50%	75%	100%	125%	150%
Average Life (years)	5.39	3.81	2.93	2.33	1.88
Modified Duration (years)	4.99	3.60	2.80	2.25	1.83
First Principal Payment	10/25/2003	10/25/2003	10/25/2003	10/25/2003	10/25/2003
Last Principal Payment	08/25/2019	01/25/2015	04/25/2012	07/25/2010	04/25/2009
Principal Lockout (months)	0	0	0	0	0
Principal Window (months)	191	136	103	82	67
Illustrative Yield @ Par (30/360)	1.55%	1.55%	1.55%	1.55%	1.55%

Class M (to call)

% of Pricing Prepayment Assumption	50%	75%	100%	125%	150%
Average Life (years)	10.76	7.56	5.73	4.73	4.24
Modified Duration (years)	9.20	6.74	5.24	4.39	3.97
First Principal Payment	02/25/2009	06/25/2007	10/25/2006	10/25/2006	11/25/2006
Last Principal Payment	08/25/2019	01/25/2015	04/25/2012	07/25/2010	04/25/2009
Principal Lockout (months)	64	44	36	36	37
Principal Window (months)	127	92	67	46	30
Illustrative Yield @ Par (30/360)	2.52%	2.52%	2.52%	2.52%	2.52%

Class A-IO (to call)

% CPR	55%	56%	57%	58%	59%
Modified Duration (years)	1.12	1.12	1.12	1.11	1.11
Illustrative Yield @ 7.528 Price	3.00%	3.00%	2.72%	2.27%	1.63%

SENSITIVITY TABLES
(to maturity)

Class A (to maturity)

% of Pricing Prepayment Assumption	50%	75%	100%	125%	150%
Average Life (years)	5.59	4.06	3.15	2.52	2.03
Modified Duration (years)	5.14	3.80	2.99	2.41	1.96
First Principal Payment	10/25/2003	10/25/2003	10/25/2003	10/25/2003	10/25/2003
Last Principal Payment	11/25/2029	04/25/2024	03/25/2021	08/25/2018	01/25/2016
Principal Lockout (months)	0	0	0	0	0
Principal Window (months)	314	247	210	179	148
Illustrative Yield @ Par (30/360)	1.56%	1.57%	1.57%	1.57%	1.58%

Class M (to maturity)

% of Pricing Prepayment Assumption	50%	75%	100%	125%	150%
Average Life (years)	11.17	8.19	6.26	5.15	4.59
Modified Duration (years)	9.47	7.19	5.65	4.73	4.26
First Principal Payment	02/25/2009	06/25/2007	10/25/2006	10/25/2006	11/25/2006
Last Principal Payment	06/25/2026	03/25/2021	04/25/2019	03/25/2016	12/25/2013
Principal Lockout (months)	64	44	36	36	37
Principal Window (months)	209	166	151	114	86
Illustrative Yield @ Par (30/360)	2.54%	2.56%	2.57%	2.57%	2.57%

Excess Spread Before Losses

Period	Date	Excess Spread %
1	25-Oct-03	6.38
2	25-Nov-03	6.00
3	25-Dec-03	6.05
4	25-Jan-04	5.99
5	25-Feb-04	5.97
6	25-Mar-04	6.07
7	25-Apr-04	5.98
8	25-May-04	6.03
9	25-Jun-04	5.96
10	25-Jul-04	6.04
11	25-Aug-04	5.97
12	25-Sep-04	5.95
13	25-Oct-04	6.08
14	25-Nov-04	6.01
15	25-Dec-04	6.04
16	25-Jan-05	6.02
17	25-Feb-05	6.01
18	25-Mar-05	6.15
19	25-Apr-05	5.98
20	25-May-05	6.01
21	25-Jun-05	5.92
22	25-Jul-05	5.97
23	25-Aug-05	5.88
24	25-Sep-05	5.85
25	25-Oct-05	6.12
26	25-Nov-05	6.04
27	25-Dec-05	6.07
28	25-Jan-06	6.21
29	25-Feb-06	6.19
30	25-Mar-06	6.33
31	25-Apr-06	7.10
32	25-May-06	7.15
33	25-Jun-06	7.09
34	25-Jul-06	7.15
35	25-Aug-06	7.09
36	25-Sep-06	7.09
37	25-Oct-06	7.14
38	25-Nov-06	7.08
39	25-Dec-06	7.14
40	25-Jan-07	7.09
41	25-Feb-07	7.09
42	25-Mar-07	7.25
43	25-Apr-07	7.09
44	25-May-07	7.14
45	25-Jun-07	7.09
46	25-Jul-07	7.14
47	25-Aug-07	7.09
48	25-Sep-07	7.09
49	25-Oct-07	7.14
50	25-Nov-07	7.09
51	25-Dec-07	7.14
52	25-Jan-08	7.09

Period	Date	Excess Spread %
53	25-Feb-08	7.09
54	25-Mar-08	7.20
55	25-Apr-08	7.08
56	25-May-08	7.14
57	25-Jun-08	7.08
58	25-Jul-08	7.14
59	25-Aug-08	7.08
60	25-Sep-08	7.08
61	25-Oct-08	7.14
62	25-Nov-08	7.08
63	25-Dec-08	7.14
64	25-Jan-09	7.08
65	25-Feb-09	7.08
66	25-Mar-09	7.25
67	25-Apr-09	7.08
68	25-May-09	7.14
69	25-Jun-09	7.08
70	25-Jul-09	7.14
71	25-Aug-09	7.08
72	25-Sep-09	7.08
73	25-Oct-09	7.14
74	25-Nov-09	7.08
75	25-Dec-09	7.14
76	25-Jan-10	7.08
77	25-Feb-10	7.08
78	25-Mar-10	7.25
79	25-Apr-10	7.08
80	25-May-10	7.14
81	25-Jun-10	7.08
82	25-Jul-10	7.13
83	25-Aug-10	7.08
84	25-Sep-10	7.08
85	25-Oct-10	7.13
86	25-Nov-10	7.08
87	25-Dec-10	7.13
88	25-Jan-11	7.08
89	25-Feb-11	7.08
90	25-Mar-11	7.24
91	25-Apr-11	7.08
92	25-May-11	7.13
93	25-Jun-11	7.08
94	25-Jul-11	7.13
95	25-Aug-11	7.08
96	25-Sep-11	7.08
97	25-Oct-11	7.13
98	25-Nov-11	7.07
99	25-Dec-11	7.13
100	25-Jan-12	7.07
101	25-Feb-12	7.07
102	25-Mar-12	7.19
103	25-Apr-12	7.07

Assumptions:

- Prepayments = pricing speed
- 1-month LIBOR = 1.12%

Effective Coupon for Class A Certificate

Period	Date	Forward LIBOR Coupon %	LIBOR = 11% Coupon %	Period	Date	Forward LIBOR Coupon %	LIBOR = 11% Coupon %
1	25-Oct-03	1.52	1.52	53	25-Feb-08	6.13	11.00
2	25-Nov-03	1.52	11.00	54	25-Mar-08	6.16	11.00
3	25-Dec-03	1.54	11.00	55	25-Apr-08	6.19	11.00
4	25-Jan-04	1.56	11.00	56	25-May-08	6.21	11.00
5	25-Feb-04	1.59	11.00	57	25-Jun-08	6.24	11.00
6	25-Mar-04	1.63	11.00	58	25-Jul-08	6.26	11.00
7	25-Apr-04	1.68	11.00	59	25-Aug-08	6.28	11.00
8	25-May-04	1.75	11.00	60	25-Sep-08	6.30	11.00
9	25-Jun-04	1.84	11.00	61	25-Oct-08	6.31	11.00
10	25-Jul-04	1.95	11.00	62	25-Nov-08	6.33	11.00
11	25-Aug-04	2.09	11.00	63	25-Dec-08	6.34	11.00
12	25-Sep-04	2.24	11.00	64	25-Jan-09	6.35	11.00
13	25-Oct-04	2.40	11.00	65	25-Feb-09	6.36	11.00
14	25-Nov-04	2.56	11.00	66	25-Mar-09	6.37	11.00
15	25-Dec-04	2.72	11.00	67	25-Apr-09	6.38	11.00
16	25-Jan-05	2.88	11.00	68	25-May-09	6.39	11.00
17	25-Feb-05	3.04	11.00	69	25-Jun-09	6.41	11.00
18	25-Mar-05	3.20	11.00	70	25-Jul-09	6.42	11.00
19	25-Apr-05	3.36	11.00	71	25-Aug-09	6.43	11.00
20	25-May-05	3.50	11.00	72	25-Sep-09	6.44	11.00
21	25-Jun-05	3.65	11.00	73	25-Oct-09	6.45	11.00
22	25-Jul-05	3.79	11.00	74	25-Nov-09	6.47	11.00
23	25-Aug-05	3.92	11.00	75	25-Dec-09	6.48	11.00
24	25-Sep-05	4.05	11.00	76	25-Jan-10	6.50	11.00
25	25-Oct-05	4.17	11.00	77	25-Feb-10	6.51	11.00
26	25-Nov-05	4.28	11.00	78	25-Mar-10	6.53	11.00
27	25-Dec-05	4.39	11.00	79	25-Apr-10	6.55	11.00
28	25-Jan-06	4.50	11.00	80	25-May-10	6.57	11.00
29	25-Feb-06	4.60	11.00	81	25-Jun-10	6.59	11.00
30	25-Mar-06	4.70	11.00	82	25-Jul-10	6.61	11.00
31	25-Apr-06	4.79	11.00	83	25-Aug-10	6.63	11.00
32	25-May-06	4.88	11.00	84	25-Sep-10	6.65	11.00
33	25-Jun-06	4.97	11.00	85	25-Oct-10	6.67	11.00
34	25-Jul-06	5.05	11.00	86	25-Nov-10	6.68	11.00
35	25-Aug-06	5.13	11.00	87	25-Dec-10	6.70	11.00
36	25-Sep-06	5.21	11.00	88	25-Jan-11	6.71	11.00
37	25-Oct-06	5.29	11.00	89	25-Feb-11	6.71	11.00
38	25-Nov-06	5.36	11.00	90	25-Mar-11	6.72	11.00
39	25-Dec-06	5.43	11.00	91	25-Apr-11	6.72	11.00
40	25-Jan-07	5.50	11.00	92	25-May-11	6.72	11.00
41	25-Feb-07	5.57	11.00	93	25-Jun-11	6.71	11.00
42	25-Mar-07	5.63	11.00	94	25-Jul-11	6.71	11.00
43	25-Apr-07	5.69	11.00	95	25-Aug-11	6.71	11.00
44	25-May-07	5.74	11.00	96	25-Sep-11	6.70	11.00
45	25-Jun-07	5.80	11.00	97	25-Oct-11	6.70	11.00
46	25-Jul-07	5.85	11.00	98	25-Nov-11	6.69	11.00
47	25-Aug-07	5.90	11.00	99	25-Dec-11	6.69	11.00
48	25-Sep-07	5.94	11.00	100	25-Jan-12	6.69	11.00
49	25-Oct-07	5.99	11.00	101	25-Feb-12	6.70	11.00
50	25-Nov-07	6.03	11.00	102	25-Mar-12	6.71	11.00
51	25-Dec-07	6.06	11.00	103	25-Apr-12	6.72	11.00
52	25-Jan-08	6.10	11.00				

Effective Coupon for Class M Certificate

Period	Date	Forward LIBOR Coupon %	LIBOR = 11% Coupon %	Period	Date	Forward LIBOR Coupon %	LIBOR = 11% Coupon %
1	25-Oct-03	2.47	2.47	53	25-Feb-08	7.08	11.00
2	25-Nov-03	2.47	11.00	54	25-Mar-08	7.11	11.00
3	25-Dec-03	2.49	11.00	55	25-Apr-08	7.14	11.00
4	25-Jan-04	2.51	11.00	56	25-May-08	7.16	11.00
5	25-Feb-04	2.54	11.00	57	25-Jun-08	7.19	11.00
6	25-Mar-04	2.58	11.00	58	25-Jul-08	7.21	11.00
7	25-Apr-04	2.63	11.00	59	25-Aug-08	7.23	11.00
8	25-May-04	2.70	11.00	60	25-Sep-08	7.25	11.00
9	25-Jun-04	2.79	11.00	61	25-Oct-08	7.26	11.00
10	25-Jul-04	2.90	11.00	62	25-Nov-08	7.28	11.00
11	25-Aug-04	3.04	11.00	63	25-Dec-08	7.29	11.00
12	25-Sep-04	3.19	11.00	64	25-Jan-09	7.30	11.00
13	25-Oct-04	3.35	11.00	65	25-Feb-09	7.31	11.00
14	25-Nov-04	3.51	11.00	66	25-Mar-09	7.32	11.00
15	25-Dec-04	3.67	11.00	67	25-Apr-09	7.33	11.00
16	25-Jan-05	3.83	11.00	68	25-May-09	7.34	11.00
17	25-Feb-05	3.99	11.00	69	25-Jun-09	7.36	11.00
18	25-Mar-05	4.15	11.00	70	25-Jul-09	7.37	11.00
19	25-Apr-05	4.31	11.00	71	25-Aug-09	7.38	11.00
20	25-May-05	4.45	11.00	72	25-Sep-09	7.39	11.00
21	25-Jun-05	4.60	11.00	73	25-Oct-09	7.40	11.00
22	25-Jul-05	4.74	11.00	74	25-Nov-09	7.42	11.00
23	25-Aug-05	4.87	11.00	75	25-Dec-09	7.43	11.00
24	25-Sep-05	5.00	11.00	76	25-Jan-10	7.45	11.00
25	25-Oct-05	5.12	11.00	77	25-Feb-10	7.46	11.00
26	25-Nov-05	5.23	11.00	78	25-Mar-10	7.48	11.00
27	25-Dec-05	5.34	11.00	79	25-Apr-10	7.50	11.00
28	25-Jan-06	5.45	11.00	80	25-May-10	7.52	11.00
29	25-Feb-06	5.55	11.00	81	25-Jun-10	7.54	11.00
30	25-Mar-06	5.65	11.00	82	25-Jul-10	7.56	11.00
31	25-Apr-06	5.74	11.00	83	25-Aug-10	7.58	11.00
32	25-May-06	5.83	11.00	84	25-Sep-10	7.60	11.00
33	25-Jun-06	5.92	11.00	85	25-Oct-10	7.62	11.00
34	25-Jul-06	6.00	11.00	86	25-Nov-10	7.63	11.00
35	25-Aug-06	6.08	11.00	87	25-Dec-10	7.65	11.00
36	25-Sep-06	6.16	11.00	88	25-Jan-11	7.66	11.00
37	25-Oct-06	6.24	11.00	89	25-Feb-11	7.66	11.00
38	25-Nov-06	6.31	11.00	90	25-Mar-11	7.67	11.00
39	25-Dec-06	6.38	11.00	91	25-Apr-11	7.67	11.00
40	25-Jan-07	6.45	11.00	92	25-May-11	7.67	11.00
41	25-Feb-07	6.52	11.00	93	25-Jun-11	7.66	11.00
42	25-Mar-07	6.58	11.00	94	25-Jul-11	7.66	11.00
43	25-Apr-07	6.64	11.00	95	25-Aug-11	7.66	11.00
44	25-May-07	6.69	11.00	96	25-Sep-11	7.65	11.00
45	25-Jun-07	6.75	11.00	97	25-Oct-11	7.65	11.00
46	25-Jul-07	6.80	11.00	98	25-Nov-11	7.64	11.00
47	25-Aug-07	6.85	11.00	99	25-Dec-11	7.64	11.00
48	25-Sep-07	6.89	11.00	100	25-Jan-12	7.64	11.00
49	25-Oct-07	6.94	11.00	101	25-Feb-12	7.65	11.00
50	25-Nov-07	6.98	11.00	102	25-Mar-12	7.66	11.00
51	25-Dec-07	7.01	11.00	103	25-Apr-12	7.67	11.00
52	25-Jan-08	7.05	11.00				